September 18, 2019

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Office of Consumer Products

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:   Kohl’s Corporation

        Form 10-K for Fiscal Year Ended February 2, 2019

        Filed March 22, 2019

Response Dated August 16, 2019

        File No. 001-11084

Dear Ms. Thompson:

Thank you for your letter dated September 6, 2019 regarding the above-referenced filing for Kohl’s Corporation (“Kohl’s”). Following this introductory section is your comment underlined and our response.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Sales, page 19

We note your response to comment 1 indicates that in certain circumstances you may provide additional disclosure regarding the increase or decrease in digital sales within your analysis of results of operations in future periodic filings. To assist us in understanding your response please provide us with the following additional information:

●

Please clarify what you meant by your response that “To the extent that digital sales are a key driver of our net sales performance and discussed on our quarterly earnings call, we will discuss the increase or decrease in digital sales in our quarterly and annual filings.” In doing so, please tell us in more detail the circumstances under which you plan to provide additional disclosure regarding the change in digital sales within MD&A in your future periodic reports. We remind you that one of the purposes of MD&A is to provide a narrative explanation of your company´s financial statements that enables investors to see the company through the eyes of management. If you plan to provide such disclosure in your next periodic filing, please tell us that in your response; or if you do not believe you currently meet the circumstances where such disclosure is appropriate under Item 303 of Regulation S-K and SEC Release No. 33-8350, please tell us why.

●

If you intend to discuss the change in digital sales within your analysis of results of operations, please tell us how you considered providing your investors with insight into how the change in digital sales relates to the change in total net sales. If you discuss the change in digital sales but it does not have a direct relationship to the change in total net sales, please tell us how you could clarify this for your investors.

Kohl’s Response:

To the extent digital sales have a material favorable or unfavorable impact on net sales, we intend to provide additional digital sales disclosure in the MD&A section of our periodic filings.  Beginning in the second quarter of 2019, we began disclosing the Company’s digital sales growth noting that digital sales increased in the mid-teens for the second quarter and low double digits year to date 2019.  Based on the growing significance of digital sales to our business, we expect this disclosure to continue for the foreseeable future.  In addition, we expanded our definition of digital sales to make it clear to the reader that digital sales are based on origination of the sale only and does not consider fulfillment node, return, or coupon behaviors.

Corporate Offices•N56 W17000 Ridgewood Drive• Menomonee Falls, WI 53051•(262)703-7000

Because of the blurred definition of store and digital sales and the fact that we manage our operations as an omni-channel retailer, we have not historically disclosed our digital sales.  We believe that quantifying the impact of digital sales on our total sales growth could be misleading to the reader, given the significant use of store assets to fulfill a digital sale that would not be considered in that metric.  As examples, digital customers can choose to pick up on-line orders in store through our Buy On-line, Pick Up in Store as well as Buy On-line Ship to Store initiatives.  In addition, to minimize costs and maximize the productivity of our inventory, we fulfill on-line orders from our stores and retail distribution centers.  Last, the majority of all on-line returns are taken in-store, therefore impacting store sales not digital sales.

However, given the increasing amount of interest in digital growth, we will disclose our digital sales penetration, which we define as orders originated on-line in addition to the information described above.  By including both digital growth and penetration, we now give investors insight into the relative impact our digital business has on net sales.  Beginning in the third quarter of 2019, our disclosure will read as follows:

Digital sales increased in the mid-teens for the x quarter and low double digits year to date 20XX.  Our digital penetration (as defined below), represents X% of our net sales.

Comparable sales is a measure that highlights the performance of our stores and digital channel by measuring the change in sales for a period over the comparable, prior-year period of equivalent length.  Comparable sales include all store and digital sales, except sales from stores open less than 12 months, stores that have been closed, and stores where square footage has changed by more than 10%.  We measure the change in digital sales by including all sales initiated online or through mobile applications, including omni-channel transactions which are fulfilled through our stores.

We measure digital penetration as digital sales over net sales.  These amounts do not take into consideration fulfillment node, digital returns processed in stores, and coupon behaviors.

Comparable sales and digital penetration measures vary across the retail industry.  As a result, our comparable sales calculation and digital penetration are non-GAAP measures that may not be consistent with similarly titled measures reported by other companies.

We believe our response addresses your comment.  Should you have further questions, we would welcome direct dialogue and collaboration to discuss suggestions for future filings.  Please do not hesitate to contact me directly at (262) 703-6473 or Bruce.Besanko@Kohls.com.

Sincerely,

/s/ Bruce Besanko

Bruce Besanko

Chief Financial Officer

Corporate Offices•N56 W17000 Ridgewood Drive• Menomonee Falls, WI 53051•(262)703-7000